SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


               BULL & BEAR U. S. GOVERNMENT SECURITIES FUND, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  120 17 N 105
                                 (CUSIP Number)


                          INVESTOR SERVICE CENTER, INC.
                          11 Hanover Square, 12th Floor
                               New York, NY 10005
                         Attn: Deborah A. Sullivan, Esq.
                                  212-785-0900
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  August 3, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------

1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                   Investor Service Center, Inc. / 13-3321855

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2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

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3    SEC Use Only

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4    Source of Funds                                                          WC

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5    Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to Items
     2(d) or 2(e) / /

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6    Citizenship or Place of Organization                               Delaware

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7    Sole Voting Power                                            121,475 Shares

--------------------------------------------------------------------------------

8    Shared Voting Power

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9    Sole Dispositive Power                                       121,475 Shares

--------------------------------------------------------------------------------

10   Shared Dispositive Power


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11   Aggregate Amount Beneficially Owned by Each Reporting Person 121,475 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / X /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                   15.94%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 BD

--------------------------------------------------------------------------------

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------


1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                        Bassett S. Winmill

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2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          PF

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                                    USA

--------------------------------------------------------------------------------

7    Sole Voting Power                                              5,000 Shares

--------------------------------------------------------------------------------

8    Shared Voting Power                                                       0

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                         5,000 Shares

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                                  0

--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                    5,000 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            /x /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                    0.66%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 IN

--------------------------------------------------------------------------------

ITEM 1                  SECURITY AND ISSUER

            This Schedule 13D relates to the shares of Common Stock of Bull & Bear U.S. Government Securities Fund, Inc (the "Issuer"). The principal executive offices of the Issuer are located at 11 Hanover Square, New York, NY 10005.


Principal Executive Officers of Issuer                  Title
--------------------------------------  ----------------------------------------
Steven A. Landis                                           Senior Vice President
Joseph Leung                                                           Treasurer
Deborah Ann Sullivan                                                   Secretary
Thomas B. Winmill                                                      President

ITEM 2.                 IDENTITY AND BACKGROUND

            (a) - (c) This Schedule 13D is being filed by Investor Service Center, Inc. (a Delaware corporation), a registered broker/dealer ("ISC"), and Bassett S. Winmill (the "Reporting Persons"). The address of each is 11 Hanover Square, New York, NY 10005. Further information is attached in Exhibit A.

            (d)         None

            (e)         None

            (f) ISC is a Delaware  corporation.  Bassett S. Winmill is a citizen of the U.S.A.

ITEM 3.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            ISC used working capital.  Bassett S. Winmill used personal funds.

ITEM 4.                 PURPOSE OF TRANSACTION

            The Reporting Persons acquired the Shares for investment purposes.

            Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER

(A) As of July 22, 1999, the Reporting Persons believe there are 761,953.550 shares of Common Stock outstanding. ISC is the beneficial owner of 121,475 shares of Common Stock, which constitutes approximately 15.94% of the outstanding shares of Common Stock. Bassett S. Winmill is the beneficial owner of 5,000 shares of Common Stock, which constitute approximately 0.66% of the outstanding shares of Common Stock. ISC disclaims beneficial ownership of shares held by Bassett S. Winmill. Bassett S. Winmill disclaims beneficial ownership of shares held by ISC.

(B) Power to vote and to dispose of the securities resides with the Reporting Persons.

(C) During the last sixty days, the following transactions were effected in the common stock of the Issuer:

                                                                                     Where and How
                                                                      Number of       Transaction
Reporting Person     Date                 Buy/Sell      Shares     Price Per Share     Effected
------------------ ------------------ -------------- ----------- ------------------- -------------------
ISC                  July 30, 1999        Bought       73,325          12.875          Private NY
ISC                 August 2, 1999        Bought        7,000          12.875          Private NY
ISC                 August 3, 1999        Bought       14,850          12.875          Private NY


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            ISC is a wholly owned subsidiary of Winmill & Co. Incorporated ("WCI") (formerly Bull & Bear Group, Inc.). WCI, a publicly owned company whose securities are listed on Nasdaq and traded in the over-the-counter market, is a New York based manager of investment companies, whose name was changed from Bull & Bear Group, Inc. on April 1, 1999. Bassett S. Winmill may be deemed a controlling person of WCI and, therefore, may be deemed a controlling person of ISC. Another wholly owned subsidiary of WCI is CEF Advisers, Inc. ("CEF"), the investment manager of the Issuer.

            Pursuant to an investment management agreement, CEF acts as general manager of the Issuer, being responsible for the various functions assumed by it, including the regular furnishing of advice with respect to portfolio transactions. CEF manages the investment and reinvestment of the assets of the Issuer, subject to the control and oversight of the Issuer's directors. For its services, CEF receives an investment management fee, payable monthly, based on the average weekly net assets of the Issuer, at the annual rate of 0.70% of the first $250 million, 0.625% from $250 million to $500 million, and 0.50% over $500 million. From time to time, CEF may reimburse all or part of this fee to improve the Issuer's yield and total return. CEF provides certain administrative services to the Issuer at cost. During the fiscal year ended June 30, 1998, the investment management fees payable by the Issuer to CEF were $77,098, representing 0.70% of its average daily net assets, of which $6,264 were waived. During the six months ended December 31, 1998, the investment management fees payable by the Issuer to CEF were $38,890, representing 0.70% of its average daily net assets, of which $38,890 were waived.

            Bassett S. Winmill, a Reporting Person and who may be deemed a controlling person of WCI, ISC and CEF, is chairman of the board of directors of the Issuer. Robert D. Anderson and Thomas B. Winmill are directors and officers of WCI, ISC, CEF, and the Issuer. Each of Steven A. Landis, Joseph Leung, and Deborah A. Sullivan are officers of WCI, ISC, CEF, and the Issuer. The Issuer has an audit committee comprised of directors Douglas Wu, Frederick A. Parker, Jr., and Thomas B. Winmill, the function of which is routinely to review financial statements and other audit-related matters as they arise throughout the year. The Issuer has an executive committee comprised of Thomas B. Winmill.

            Article XIV of the Issuer's charter provides that the name "Bull & Bear" included in the name of the Issuer shall be used pursuant to a royalty-free nonexclusive license from WCI or a subsidiary of

WCI. The license may be withdrawn by WCI or its subsidiary at any time in their sole discretion, in which case the Issuer shall have no further right to use the name "Bull & Bear" in its corporate name or otherwise and the Issuer, the holders of its capital stock and its officers and directors, shall promptly take whatever action may be necessary to change its name accordingly. WCI withdrew the license to "Bull & Bear" on March 3, 1999, effective upon Closing, as described below.

            Pursuant to an agreement dated December 17, 1998, on March 31, 1999 (the "Closing"), WCI assigned to a subsidiary of Royal Bank of Canada, an unaffiliated third party, all its right, title and interest in and to the name "Bull & Bear" ("Name"). WCI further agreed that it shall (i) use its reasonable best efforts to, (ii) cause its subsidiaries to use their reasonable best efforts to and (iii) use its reasonable best efforts to cause the Issuer and the other funds in the investment company complex ("Complex") to use their reasonable best efforts to, within 90 days following the Closing, to remove or obliterate the Name or any name, mark or logo similar thereto from any materials or property of WCI, its subsidiaries and the Complex, and neither WCI, its subsidiaries nor the Complex shall, after the date that is 90 days after the Closing Time, in any way use materials or property, whether or not in existence at the Closing Time, that bear the Name or any name, mark or logo similar thereto.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

   Exhibit A:              Certain information concerning the Issuer's and ISC's
                           directors and executive officers.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 1999

                                                  INVESTOR SERVICE CENTER, INC.

                                                  By: /s/ Deborah A. Sullivan
                                                  Name: Deborah A. Sullivan
                                                  Title: Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 1999

                                          By:   /s/ Bassett S. Winmill
                                          Name: Bassett S. Winmill

                                    EXHIBIT A

     The business address for all entities and individuals listed in this Exhibit A is 11 Hanover Square, 12th Floor, New York, NY 10005.

     Investor Service Center, Inc. ("ISC") and CEF Advisers, Inc. ("CEF") are wholly-owned subsidiaries of Winmill & Co. Incorporated ("WCI"), a publicly-owned company whose securities are listed on The Nasdaq Stock Market. Bassett S. Winmill, a director of the Issuer, may be deemed a controlling person of WCI on the basis of his ownership of 100% of WCI's voting stock and, therefore, of ISC and CEF.

     The directors of ISC and CEF are Thomas B. Winmill and Robert D. Anderson. The directors of WCI are Robert D. Anderson, Charles A. Carroll, Mark C. Jones, Edward G. Webb, Bassett S. Winmill, and Thomas B. Winmill. The directors of the Issuer are Bassett S. Winmill, Robert D. Anderson, Thomas B. Winmill, Douglas Wu, and Frederick A. Parker, Jr.

     Information relevant to each director of the Issuer deemed to be an "interested person" of the Issuer by virtue of their relationship with CEF, as defined in the 1940 Act is set forth below:




                                                                Issuer    Year
Name of Certain Issuer  Director,  Principal  Occupation and   Director   Term
 Business Experience for Past Five Years                        Since    Expires
--------------------------------------------------------------------------------


THOMAS  B.  WINMILL  -- He  is  President,  Chief  Executive     1996      2001
Officer,  and General Counsel of the Issuer,  as well as the
other  investment   companies  in  the  Investment   Company
Complex, and of WCI and certain of its affiliates. He also is President and a Director of ISC and CEF. He is a member of the New York State Bar and the SEC Rules Committee of the
Investment  Company  Institute.  He is a son of  Bassett  S.
Winmill. He was born June 25, 1959.


BASSETT  S.  WINMILL -- He is  Chairman  of the Board of the     1996      2002
Issuer,  as  well  as  other  investment  companies  in  the
Investment  Company  Complex,  and of WCI. He is a member of the New York Society of Security  Analysts,  the Association
for   Investment   Management   and   Research,    and   the
International Society of Financial Analysts. He is the father of Thomas B. Winmill. His address is 11 Hanover
Square,  New York, New York 10005.  He was born February 10,
1930.

                                                                Issuer    Year
Name of Certain Issuer  Director,  Principal  Occupation and   Director   Term
 Business Experience for Past Five Years                        Since    Expires
--------------------------------------------------------------------------------


ROBERT D. ANDERSON -- He is Vice Chairman of the Issuer,  as     1999      2000
well as the other  investment  companies  in the  Investment
Company  Complex,  and of WCI and certain of its affiliates.
He was a member of the Board of Governors of the Mutual Fund
Education  Alliance,  and of its  predecessor,  the  No-Load
Mutual Fund Association. He has also been a member of the District #12, District Business Conduct and Investment
Companies Committees of the NASD. He is 69 years old.



            The   non-director   executive   officers   of  the  Issuer   and/or
director/officers of CEF and/or WCI, and their relevant biographical information are set forth below:

            STEVEN A. LANDIS - Senior Vice President of the Issuer. He also is Senior Vice President of the other investment companies in the Investment Company Complex, and CEF and WCI. From 1993 to 1995, he was Associate Director - Proprietary Trading at Barclays de Zoete Wedd Securities Inc. and, from 1992 to 1993, he was Director, Bond Arbitrage at WG Trading Company. He was born March 1, 1955.

            JOSEPH LEUNG, CPA - Treasurer and Chief Accounting Officer of the Issuer. He also is Treasurer and Chief Accounting Officer of the other investment companies in the Investment Company Complex, and CEF and WCI. From 1992 to 1995, he held various positions with Coopers & Lybrand LLP, a public accounting firm. He is a member of the American Institute of Certified Public Accountants.
He was born September 15, 1965.

            DEBORAH ANN SULLIVAN - Vice President, Secretary and Chief Compliance Officer of the Issuer. She also is Vice President, Secretary and Chief Compliance Officer of the other investment companies in the Investment
Company Complex, and CEF and WCI. From 1993 to 1994, she was the Blue Sky Paralegal for SunAmerica Asset Management Corporation and, from 1992 to 1993, she was Compliance Administrator and Blue Sky Administrator with Prudential Securities, Inc. and Prudential Mutual Fund Management, Inc. She is a member of the New York State Bar. She was born June 13, 1969.

            The following table presents certain information regarding the beneficial ownership of the Issuer's shares as of August 2, 1999 by each foregoing officer and/or director of the Issuer.


           Name of Officer or Director         Number of Shares
           -----------------------------------------------------
           Robert D. Anderson                         0.000
           Steven A. Landis                          50.000
           Joseph Leung                               0.000
           Deborah Ann Sullivan                       0.000
           Bassett S. Winmill                     5,000.000
           Thomas B. Winmill                         22.243